Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Tel: 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

40-33

April 4, 2008

Via Federal Express

Lynn Eslin
U.S. Securities and Exchange Commission
Office of Filings & Information Services
100 F Street, NE
Washington, DC 20549

Re: Schwab Investments
File Nos. 33-37459 and 811-6200

Ms. Eslin:

On behalf of our client, Schwab Investments (the "Trust"), we have enclosed, pursuant to Section 33 of the Investment Company Act of 1940, as amended, a copy of two (2) complaints filed against Charles Schwab Investment Management, Inc. ("CSIM"), the investment adviser to the Trust, Charles Schwab & Co., Inc. ("CS&Co."), the principal underwriter of the Trust, The Charles Schwab Corporation, the parent company of CSIM and CS&Co., and certain of the Trust's officers and trustees.

Please contact me at (215) 963-5598 with any questions.

Very truly yours,

Sean Graber

Reed R. Kathrein (139304)
Peter E. Borkon (212596)
HAGENS BERMAN SOBOL SHAPIRO LLP
715 Hearst Avenue, Suite 202
Berkeley, CA 94710
Telephone: (510) 725-3000
Facsimile: (510) 725-3001
reed@hbsslaw.com
peterb@hbsslaw.com

Attorneys for Plaintiff

[Additional counsel listed on signature page]

FILED
MAR 18 2008
RICHARD W. WIEKING
CLERK, U.S. DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

E-filing

WHA

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

MIKE LABINS, on Behalf Himself and all Others Similarly Situated, Plaintiff, v. THE CHARLES SCHWAB CORPORATION, CHARLES SCHWAB & CO. INC., CHARLES SCHWAB INVESTMENT MANAGEMENT, INC., CHARLES R. SCHWAB, EVELYN DILSAVER, RANDALL W. MERK and GEORGE PEREIRA Defendants.	CV No. 08 1510 CLASS ACTION COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS **JURY TRIAL DEMANDED**

INTRODUCTION

1. Plaintiff individually and on behalf of all other persons similarly situated for their Complaint against Defendants alleges as follows:

2. This is an action by and on behalf of persons who purchased shares of Schwab YieldPlus Funds Investor Shares ("Investor Fund") (Ticker: SWYPX) and/or Schwab YieldPlus Funds Select Shares ("SelectFund") (Ticker: SWYSX) (together, "the Funds") during the period March 17, 2005 through the March 17, 2008 against the Funds' underwriter, investment adviser, officers and directors and the other Defendants for violations of the disclosure requirements of federal securities laws. The Funds Registration Statements and Prospectuses contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and/or omitted to state material facts required to be stated therein, relating, *inter alia*, to (i) the lack of true diversification of the Funds' assets and concentration in the subprime market of mortgage backed and related securities, (ii) the fact that the Funds risk profile was not only "marginally higher" than cash, (iii) the high vulnerability of the Funds assets to suddenly becoming illiquid, (v) the fact that the net asset values ("NAVs") of the Funds, were highly speculative and inflated, and (vi) that the Funds relied on the very same broker-dealers, who sold the Funds shares, to package and sell them these highly complex and speculative mortgage back securities, and at the same time relied upon the credit ratings of rating agencies paid by their broker-dealers, through commissions on the sale of assets to the Funds, to represent to the investing public that these investments meet the stated investment criteria of the Funds.

3. Plaintiff, by and through his undersigned attorneys, brings this action upon personal knowledge as to himself and his own acts, upon the investigation conducted by and through Plaintiff's counsel as to all other matters, including without limitation, analysis of publicly available news articles and reports, public filings with the Securities and Exchange Commission ("SEC"), review of various web sites and Internet information sources (including the Charles Schwab Funds website), news reports, press releases and other matters of public record, prospectuses, Statements of Additional Information, annual and semi-annual reports issued by and on behalf of the Funds, sales materials, and upon information and belief.

JURISDICTION AND VENUE

4. The claims asserted herein arise under and pursuant to §§ 11, 12(a)(2) and 15 of the Securities Act of 1933 ("1933 Act") (15 U.S.C. §§ 77k, 77i and 77o).

5. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §§ 1331 and 22 of the 1933 Act.

6. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), because the Defendants maintain an office in this District, are headquartered in this District and many of the acts and practices complained of herein occurred in substantial part in this District.

7. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

8. Plaintiff Mike Labins acquired shares of Investor Fund (Ticker SWYPX) and SelectFund (Ticker: SWYSX) pursuant to a registration and prospectus at issue in this complaint, as set forth in the accompanying certification, and has been damaged thereby.

9. Non-Defendant Schwab Investments ("Trust" or "Registrant") has its headquarters at 101 Montgomery Street, San Francisco, CA 94104. Schwab Investments was organized under Massachusetts law on October 26, 1990.

10. Non-Defendants the Schwab YieldPlus Funds Investor Shares and Schwab YieldPlus Funds Select Shares (collectively "the Funds") are each a series of Schwab Investments. The Funds are members of the The Charles Schwab Family of Funds and are each Massachusetts business trusts registered under the Investment Company Act of 1940, as amended (the "1940 Act"). Each is advised by the Investment Adviser and employs Schwab as principal underwriter, transfer agent and shareholder services agent. As a result, the Funds are each deemed to be under common control with Registrant.

11. Defendant The Charles Schwab Corporation ("Schwab Corp.") is headquartered at 101 Montgomery Street, San Francisco, CA 94104. Schwab Corp. is the parent company of Schwab

and Schwab Investments. Schwab Corp. is a control person of its wholly owned subsidiaries, Defendants Schwab and Charles Schwab Investment, Inc.

12. Defendant Charles Schwab & Co. Inc.'s ("Schwab" or "Underwriter") is headquartered at 101 Montgomery Street, San Francisco, CA 94104. Schwab is the parent company of Schwab Investments. Pursuant to a Distribution Agreement, Schwab was, during the Class period, the principal underwriter for shares of the Funds and is the Trust's agent for the purpose of the continuous offering of a fund's shares.

13. Defendant Charles Schwab Investment Management, Inc., ("Investment Advisor", "Schwab Management" or "CSIM") has its headquarters at 101 Montgomery Street, San Francisco, CA 94104. Schwab Management is the investment advisor to the Funds. As the investment advisor, Schwab Management oversees the management and administration of the Funds. As compensation for these services, Schwab Management receives a management fee from each fund.

14. The Investment Adviser and Schwab are both wholly owned subsidiaries of The Charles Schwab Corporation. Charles R. Schwab is the founder, Chairman, Chief Executive Officer and Director of The Charles Schwab Corporation. As a result of his ownership of and interests in The Charles Schwab Corporation, Mr. Schwab is deemed to be a controlling person of the Investment Adviser and Schwab.

15. Defendant Charles R. Schwab ("Charles Schwab") is Chairman and Trustee of Schwab Investments and the Funds. Charles Schwab signed or authorized the signing of the false and misleading Registration Statements.

16. Defendant Evelyn Dilsaver was President and Chief Executive Officer ("CEO") of the Funds and signed each Registration Statement through November 15, 2006.

17. Defendant Randall W. Merk was a Trustee and then President and Chief Executive Officer of the Funds after Defendant Dilsaver left Schwab. Defendant Merk signed each Registration Statement beginning with the November 15, 2005 Registration Statement.

18. Defendant George Pereira has been Chief Financial Officer and Treasurer of the Funds and signed each Registration Statement beginning with the November 15, 2005 Registration Statement.

19. The Defendants referenced above in paragraphs 15-19 are collectively referred to herein as the "Individual Defendants."

THE FALSE AND DEFECTIVE REGISTRATION STATEMENT AND PROSPECTUS

20. This is a class action on behalf of all persons or entities who acquired the shares of Schwab YieldPlus Funds Investor Shares and/or Schwab YieldPlus Funds Select Shares during the period March 17, 2005 through the date of this lawsuit, pursuant to the Funds' untrue or misleading Registration Statements and Prospectuses (collectively, the "Prospectus") issued in connection with the continued offerings of the Funds shares, seeking to pursue remedies under the 1933 Act.

21. Ultra-short bond funds were marketed to investors as a higher-yielding alternative to money-market funds, which offer a combination of safety and liquidity, or the ability to quickly access cash. Ultra-short bond funds buy short-term debt, including subprime, and have fewer investment restrictions than money funds.

22. The Funds are mutual funds advertised by Defendants as Ultra-short bond funds which were a safe alternative to money market funds that preserve principal while being "designed with your income needs in mind." The following chart was and is used by Schwab, on its website, to emphasis the low risk of the fund in comparison to a money market fund:



High Yield Bond
Long-Term Bond
Short-Term Bond
Ultrashort Bond
Money Market
Greater Return Potential
Increased Risk and Volatility

23. On November 15, 2004, Defendants began offering shares of the Funds pursuant to the Registration Statement and Prospectus dated that same day, along with associated sales materials and advertisements, including web pages which also constitute a prospectus under the securities laws. Defendants continuously filed nearly identical registration statements and prospectuses

throughout the Class Period, and continued to offer and sell the Funds' newly issued securities through notices, circulars, advertisements, letters or communications, written or by radio or television, including over the internet. These documents included representations that:

a. The Funds provided "higher yields on your cash with only marginally higher risk, [and therefore] could be a smart alternative."

b. The Funds were "ultra short-term bond fund, designed to offer high current income with minimal changes in share price."

c. The Funds "invest[] primarily in investment-grade bonds."

d. The Funds offer "the potential for higher yields than a money market fund."

e. The Funds seek "to keep the average duration of its portfolio at one year or less."

f. The Funds were "designed with your income needs in mind."

g. The Funds objective was "to seek high current income with minimal changes in share price."

h. The Funds "invests in a large, ***well-diversified*** portfolio of taxable bonds . . . ."

i. "To minimize changes in share price or NAV, the fund seeks to maintain an average portfolio duration of one-year or less."

j. "The [Funds were being] actively managed by a seasoned team of taxable bond portfolio managers who are supported by a team of credit and market analysts. The team use a disciplined approach . . . ."

24. Due to Defendants' positive, but misleading or untrue statements, billions of dollars poured into Defendants' funds at prices set by Defendants, averaging a net asset value (NAV) of approximately $9.70 per share throughout the Class Period. The following chart shows the Funds massive growth in assets in 2006 and 2007 to above $10 billion in assets in June 2007:


Total Assets (mil)
as of 01/31/2008
SCHWAB YIELD PLUS FD-SELECT
13528
11387.8
7107.4
2627
6 May 2004
10 Feb 2005
17 Nov 2005
24 Aug 2006
31 May 2007

25. Then in July of 2007, Defendants suddenly began lowering the value of the share price for the funds until today, at which time the NAV of the shares have plummeted to as low as $7.95 per share on March 17, 2008, or a loss of over 18% since June and almost 11% for the year. By comparison, the average loss for this category has been 1.12%.

26. The following chart shows the precipitous drop in NAV of the Funds shares:


Schwab YieldPlus Fund
Schwab YieldPlus Fund
MAY JUL SEP NOV JAN MAR MAY JUL SEP NOV JAN MAR MAY JUL SEP NOV JAN
Moving Average Convergence Divergence (MACD) (12,26) EMA(9) Divergence

27. In conjunction with this revaluation, Defendants have blamed the mortgage crisis. Most recently, on March 10, 2008, Defendants have issued a letter stating: "Even though YieldPlus is a <u>highly diversified fund</u>, it reflects the declines we have seen in non-Treasury securities, including mortgage-backed and asset-backed securities, where reduced demand has been the primary driver of decreasing valuations."

28. The true material facts, or material facts omitted necessary to make the statements made not misleading and/or omitted material facts required to be stated therein, were:

a. the Funds were and are not well-diversified and were concentrated in a single risky industry or market segment – in reality, over 50% of the Funds assets are now invested in the mortgage industry, and that percentage grew as Defendants abandoned the objectives of the Funds in pursuit of higher yields;

b. a material portion of all the bonds were issued by the Fund's top 10 broker dealers, who sold the funds shares;

c. there exists no primary market for most of the bonds, and in fact, the only market was, for many, the issuers themselves;

d. the duration of a vast majority of the bonds is greater that 2 years, with a majority of the bonds not having publicly available durations;

e. the Funds credit and market analysts did not have any real expertise in valuing the mortgage backed securities they purchased, or assessing the risk;

f. the Funds relied blindly on the ratings by agencies who were paid by the Funds' broker-dealers;

g. the mortgaged back securities in which they were investing were highly vulnerable to becoming illiquid; and

h. the net asset values ("NAVs") of the Funds were highly speculative and inflated.

CLASS ACTION ALLEGATIONS

29. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the Funds shares traceable to the Company's false and misleading Registration Statement for its IPO and who were damaged thereby (the "Class"). Excluded from the Class are Defendants, the Officers and Directors of the Company, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

30. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Registrant or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

31. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

32. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

33. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. whether the 1933 Act was violated by Defendants' acts as alleged

b. whether statements made by Defendants to the investing public in the Registration Statement misrepresented material facts about the business, operations and management of the Funds; and

c. to what extent the members of the Class have sustained damages and the proper measure of damages.

34. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to redress individually the wrongs done to them. There will be no difficulty in the management of this action as a class action.

COUNT I

VIOLATIONS OF SECTION 11 OF THE 1933 ACT AGAINST ALL DEFENDANTS

35. Plaintiff repeats and incorporates each allegation contained above.

36. This Count is brought pursuant to § 11 of the 1933 Act, 15 U.S.C. § 77k, on behalf of the Class, against all Defendants.

37. The Registration Statements for the Funds contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and/or omitted to state material facts required to be stated therein.

38. The Defendants named herein were responsible for the contents and dissemination of the Registration Statement.

39. None of the Defendants named herein made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Registration Statement were true and without omissions of any material facts and were not misleading.

40. By reasons of the conduct herein alleged, each Defendant violated, and/or controlled a person who violated, § 11 of the 1933 Act.

41. Plaintiff acquired the Funds shares pursuant to the Registration Statement for the IPO.

42. Plaintiff and the Class have sustained damages. The value of the Funds shares has declined substantially subsequent to and due to Defendants' violations.

43. At the time of their purchases of the Funds shares, Plaintiff and other members of the Class were without knowledge of the facts concerning the untrue statements or omissions herein and could not have reasonably discovered those facts prior to July 2007. Less than one year has elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts upon which this complaint is based to the time that Plaintiff filed this complaint. Less than three years have elapsed between the time that the securities upon which this Count is brought were offered to the public and the time Plaintiff filed this complaint.

COUNT II

VIOLATIONS OF SECTION 12(A)(2) OF THE 1933 ACT AGAINST ALL THE DEFENDANTS

44. This Count II is asserted against Schwab as underwriter of the Funds' shares and the Individual Defendants as participants in the distribution of the Funds' shares through subsidiaries and trust departments of subsidiaries owned or controlled by Schwab Corp and Charles Schwab (hereinafter the "§ 12 Defendants").

45. Plaintiff repeats and incorporates each and every allegation contained above as if fully set forth herein, except to the extent any allegations above contain facts which are unnecessary or irrelevant for purposes of stating a claim under Section 12, including allegations that might be interpreted to sound in fraud or relating to any state of mind on the part of the § 12 Defendants, other than strict liability or negligence.

46. The § 12 Defendants offered and sold a security, namely shares of the Funds' common stock, by means of a prospectus or were controlling persons of the Funds or of those who offered and sold the Funds' shares. This prospectus contained untrue statements of material facts and omitted to state material facts necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, which statements and omissions the § 12 Defendants knew, or in the exercise of reasonable care the § 12 Defendants would have known, were false or were material facts which were required to be disclosed to avoid the representations which were made from being misleading.

47. The § 12 Defendants actively solicited the sale of the Funds' shares to serve their own financial interests.

48. Plaintiff did not know that the representations made to him in connection with the distribution to them by the § 12 Defendants regarding the matters described above were untrue and did not know the above described material facts that were not disclosed.

49. As a result of the matters set forth herein, pursuant to § 12(a)(2) of the Securities Act, Plaintiff and Class members are entitled to recover the consideration paid for such security with

interest thereon, less the amount of any income received thereon, upon the tender of such security, or for damages if they no longer own such shares.

50. Plaintiff and putative Class members who do not opt out, hereby tender their shares in the Funds.

51. The § 12 Defendants are liable to Plaintiff and Class members pursuant to § 12(a)(2) of the Securities Act, as sellers of the Funds' shares.

COUNT III

VIOLATIONS OF SECTION 15 OF THE 1933 ACT AGAINST THE INDIVIDUAL DEFENDANTS

52. Plaintiff repeats and incorporates each allegation contained above.

53. This Count is brought pursuant to § 15 of the 1933 Act against Defendants Schwab Corp., Schwab, Schwab Investments and the Individual Defendants.

54. Each of the Individual Defendants was a control person of the Funds or the Defendant Schwab entities by virtue of his or her position as a trustee and/or senior officer of the Funds or the Defendant Schwab entities. The Individual Defendants each had a series of direct and/or indirect business and/or personal relationships with other trustees and/or officers and/or major shareholders of the Defendant Schwab entities and the Funds.

55. Each of the Individual Defendants was a culpable participant in the violations of §§ 11 and 12 of the 1933 Act alleged in the Counts above, based on their having signed or authorized the signing of the Registration Statement and having otherwise participated in the process which allowed the IPO to be successfully completed, or having participated in the offer or sale of the shares of the Funds.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as Class representative under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

D. Awarding rescissionary damages; and

E. Such equitable, injunctive or other relief as deemed appropriate by the Court.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: March 18, 2008

HAGENS BERMAN SOBOL SHAPIRO LLP

By ______________________
REED R. KATHREIN (139304)

Peter E. Borkon (212596)
715 Hearst Avenue, Suite 202
Berkeley, CA 94710
Telephone: (510) 725-3000
Facsimile: (510) 725-3001
reed@hbsslaw.com
peterb@hbsslaw.com

Steve W. Berman
Sean Matt
HAGENS BERMAN SOBOL SHAPIRO LLP
1301 Fifth Avenue, Suite 2900
Seattle, WA 98101
Telephone: (206) 623-7292
Facsimile: (206) 623-0594
steve@hbsslaw.com
sean@ hbsslaw.com

Dave Gaba
COMPASS LAW GROUP PLLC
1200 Fifth Avenue, Suite 1900
Seattle, WA 98101
Telephone: (206) 467-7026

Attorneys for Plaintiff

CERTIFICATION OF NAMED PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

Mike Labins ("Plaintiff") declares as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed a complaint alleging securities fraud against the Charles Schwab Corporation, *et al.*, and authorized its filing.

2. Plaintiff did not acquire the security that is the subject of this action at the direction of Plaintiff's counsel in order to participate in this private action or any other litigation under the federal securities laws.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. Plaintiff has made no transaction(s) during the Class Period in the debt or equity securities that are the subject of this action except those set forth below:

Acquisitions	Date Acquired	No. Shares Acquired	Acquisition Price Per Share
SWYSX (Schwab YieldPlus Select)	See Attached →	→	→ ML
SWYPX	see Attached →	→	→ ML

Sales	Date Sold	No. Shares Sold	Selling Price Per Share
SWYSX (Schwab YieldPlus Select)			

5. During the three years prior to the date of this Certificate, Plaintiff has not sought to serve or served as a representative party for a class in the following actions filed under the federal securities laws except as detailed below:

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 18 day of March, 2008.

Mike Labins

Please fill out the additional information. Thank you.

Name (print): Mike Labins

Address:

County of Residence:

Daytime Phone No.:

Evening Phone No.:

[Close Window] [Print]

History for account ira rollover XXXX-5007 as of 03/07/2008 00:58:28 EDT

REDACTED

Date	Action	Quantity	Symbol	Description	Price	Amount	Fees & Comm
01/31/2008			SWYPX	SCHWAB YIELDPLUS INV SHARES type: ORD DIV - CASH		$26.28	
01/03/2008	Sell	9,823.7270	SWYPX	SCHWAB YIELDPLUS INV SHARES	$9.0900	$89,297.68	
12/31/2007			SWYPX	SCHWAB YIELDPLUS INV SHARES type: ORD INC DIV REINV.		$400.51	
12/31/2007	Buy	44.1580	SWYPX	SCHWAB YIELDPLUS INV SHARES type: REINVEST DIVIDEND	$9.0700	-$400.51	
11/30/2007			SWYPX	SCHWAB YIELDPLUS INV SHARES type: ORD INC DIV REINV.		$436.56	
11/30/2007	Buy	47.6070	SWYPX	SCHWAB YIELDPLUS INV SHARES type: REINVEST DIVIDEND	$9.1700	-$436.56	
10/31/2007			SWYPX	SCHWAB YIELDPLUS INV SHARES type: ORD INC DIV REINV.		$419.92	
10/31/2007	Buy	44.5770	SWYPX	SCHWAB YIELDPLUS INV SHARES type: REINVEST DIVIDEND	$9.4200	-$419.92	
09/28/2007			SWYPX	SCHWAB YIELDPLUS INV SHARES type: ORD INC DIV REINV.		$375.17	
09/28/2007	Buy	39.7430	SWYPX	SCHWAB YIELDPLUS INV SHARES type: REINVEST DIVIDEND	$9.4400	-$375.17	
08/31/2007			SWYPX	SCHWAB YIELDPLUS INV SHARES type: ORD INC DIV REINV.		$462.18	
08/31/2007	Buy	49.1160	SWYPX	SCHWAB YIELDPLUS INV SHARES type: REINVEST DIVIDEND	$9.4100	-$462.18	

REDACTED

07/31/2007			SWYPX	SCHWAB YIELDPLUS INV SHARES type: ORD INC DIV REINV.		$404.97
07/31/2007	Buy	42.0970	SWYPX	SCHWAB YIELDPLUS INV SHARES type: REINVEST DIVIDEND	$9.6200	-$404.97
06/29/2007			SWYPX	SCHWAB YIELDPLUS INV SHARES type: ORD INC DIV REINV.		$415.31
06/29/2007	Buy	42.9480	SWYPX	SCHWAB YIELDPLUS INV SHARES type: REINVEST DIVIDEND	$9.6700	-$415.31
05/31/2007			SWYPX	SCHWAB YIELDPLUS INV SHARES type: ORD INC DIV REINV.		$405.66
05/31/2007	Buy	41.9070	SWYPX	SCHWAB YIELDPLUS INV SHARES type: REINVEST DIVIDEND	$9.6800	-$405.66
04/30/2007			SWYPX	SCHWAB YIELDPLUS INV SHARES type: ORD INC DIV REINV.		$378.69
04/30/2007	Buy	39.1010	SWYPX	SCHWAB YIELDPLUS INV SHARES type: REINVEST DIVIDEND	$9.6900	-$378.69
03/30/2007			SWYPX	SCHWAB YIELDPLUS INV SHARES type: ORD INC DIV REINV.		$411.52
03/30/2007	Buy	42.4690	SWYPX	SCHWAB YIELDPLUS INV SHARES type: REINVEST DIVIDEND	$9.6900	-$411.52
02/28/2007			SWYPX	SCHWAB YIELDPLUS INV SHARES type: ORD INC DIV REINV.		$385.55
02/28/2007	Buy	39.7880	SWYPX	SCHWAB YIELDPLUS INV SHARES type: REINVEST DIVIDEND	$9.6900	-$385.55
01/31/2007			SWYPX	SCHWAB YIELDPLUS INV SHARES type: ORD INC DIV REINV.		$385.76
01/31/2007	Buy	39.8100	SWYPX	SCHWAB YIELDPLUS INV SHARES type: REINVEST DIVIDEND	$9.6900	-$385.76
12/29/2006			SWYPX	SCHWAB YIELDPLUS INV SHARES type: ORD INC DIV REINV.		$411.94
12/29/2006	Buy	42.5120	SWYPX	SCHWAB YIELDPLUS INV SHARES type: REINVEST DIVIDEND	$9.6900	-$411.94

11/30/2006			SWYPX	SCHWAB YIELDPLUS INV SHARES type: ORD INC DIV REINV.		$394.45
11/30/2006	Buy	40.7490	SWYPX	SCHWAB YIELDPLUS INV SHARES type: REINVEST DIVIDEND	$9.6800	-$394.45
10/31/2006			SWYPX	SCHWAB YIELDPLUS INV SHARES type: ORD INC DIV REINV.		$378.22
10/31/2006	Buy	39.0720	SWYPX	SCHWAB YIELDPLUS INV SHARES type: REINVEST DIVIDEND	$9.6800	-$378.22
09/29/2006			SWYPX	SCHWAB YIELD PLUS INV SHARES type: ORD INC DIV REINV.		$283.33
09/29/2006	Buy	29.3000	SWYPX	SCHWAB YIELD PLUS INV SHARES type: REINVEST DIVIDEND	$9.6700	-$283.33
09/18/2006	Buy	4,630.5060	SWYPX	SCHWAB YIELD PLUS INV SHARES	$9.6700	-$44,776.99

REDACTED

08/31/2006			SWYPX	SCHWAB YIELD PLUS INV SHARES type: ORD INC DIV REINV.		$192.74
08/31/2006	Buy	19.9320	SWYPX	SCHWAB YIELD PLUS INV SHARES type: REINVEST DIVIDEND	$9.6700	-$192.74
07/31/2006			SWYPX	SCHWAB YIELD PLUS INV SHARES type: ORD INC DIV REINV.		$181.59
07/31/2006	Buy	18.7980	SWYPX	SCHWAB YIELD PLUS INV SHARES type: REINVEST DIVIDEND	$9.6600	-$181.59
06/30/2006			SWYPX	SCHWAB YIELD PLUS INV SHARES type: ORD INC DIV REINV.		$194.64
06/30/2006	Buy	20.1490	SWYPX	SCHWAB YIELD PLUS INV SHARES type: REINVEST DIVIDEND	$9.6600	-$194.64
05/31/2006			SWYPX	SCHWAB YIELD PLUS INV SHARES type: ORD INC DIV REINV.		$178.25
05/31/2006	Buy	18.4520	SWYPX	SCHWAB YIELD PLUS INV SHARES type: REINVEST DIVIDEND	$9.6600	-$178.25

04/28/2006			SWYPX	SCHWAB YIELD PLUS INV SHARES type: ORD INC DIV REINV.		$159.66
04/28/2006	Buy	16.5110	SWYPX	SCHWAB YIELD PLUS INV SHARES type: REINVEST DIVIDEND	$9.6700	-$159.66

REDACTED

03/31/2006			SWYPX	SCHWAB YIELD PLUS INV SHARES type: ORD INC DIV REINV.		$178.83
03/31/2006	Buy	18.5120	SWYPX	SCHWAB YIELD PLUS INV SHARES type: REINVEST DIVIDEND	$9.6600	-$178.83

02/28/2006	Buy	10.7530	SWYPX	SCHWAB YIELD PLUS INV SHARES type: REINVEST DIVIDEND	$9.6600	-$103.87
02/28/2006			SWYPX	SCHWAB YIELD PLUS INV SHARES type: ORD INC DIV REINV.		$103.87

02/09/2006	Buy	4,405.1600	SWYPX	SCHWAB YIELD PLUS INV SHARES	$9.6600	-$42,553.85
02/09/2006				BK NO CAROLINA 4.45%06CD FDIC INS DUE 12/08/06		$177.63

[Close Window] [Print]

History for account individual XXXX-3123 as of 03/07/2008 00:54:43 EDT

REDACTED

Date	Action	Quantity	Symbol	Description	Price	Amount	Fees & Comm
01/31/2008			SWYSX	SCHWAB YIELDPLUS SELECT SHARES type: ORD DIV - CASH		$23.86	
01/03/2008	Sell	8,677.1330	SWYSX	SCHWAB YIELDPLUS SELECT SHARES	$9.0900	$78,875.14	
12/31/2007			SWYSX	SCHWAB YIELDPLUS SELECT SHARES type: ORD DIV - CASH		$365.06	
11/30/2007			SWYSX	SCHWAB YIELDPLUS SELECT SHARES type: ORD DIV - CASH		$399.82	
10/31/2007			SWYSX	SCHWAB YIELDPLUS SELECT SHARES type: ORD DIV - CASH		$386.53	
09/28/2007			SWYSX	SCHWAB YIELDPLUS SELECT SHARES type: ORD DIV - CASH		$348.46	
08/31/2007			SWYSX	SCHWAB YIELDPLUS SELECT SHARES type: ORD DIV - CASH		$439.22	
08/09/2007	Sell	776.0000	SWYSX	SCHWAB YIELDPLUS SELECT SHARES	$9.5700	$7,416.75	
07/31/2007			SWYSX	SCHWAB YIELDPLUS SELECT SHARES type: ORD DIV - CASH		$411.74	

06/29/2007		SWYSX	SCHWAB YIELDPLUS SELECT SHARES type: ORD DIV - CASH	$424.24

REDACTED

05/31/2007		SWYSX	SCHWAB YIELDPLUS SELECT SHARES type: ORD DIV - CASH	$416.50
04/30/2007		SWYSX	SCHWAB YIELDPLUS SELECT SHARES type: ORD DIV - CASH	$390.52
03/30/2007		SWYSX	SCHWAB YIELDPLUS SELECT SHARES type: ORD DIV - CASH	$426.22
02/28/2007		SWYSX	SCHWAB YIELDPLUS SELECT SHARES type: ORD DIV - CASH	$400.19
01/31/2007		SWYSX	SCHWAB YIELDPLUS SELECT SHARES type: ORD DIV - CASH	$402.65
12/29/2006		SWYSX	SCHWAB YIELDPLUS SELECT SHARES type: ORD DIV - CASH	$432.10
11/30/2006		SWYSX	SCHWAB YIELDPLUS SELECT SHARES type: ORD DIV - CASH	$415.29
10/31/2006		SWYSX	SCHWAB YIELDPLUS SELECT SHARES type: ORD DIV - CASH	$400.30

09/29/2006			SWYSX	SCHWAB YIELD PLUS SELECTSHARES type: ORD DIV - CASH		$424.08

REDACTED

08/31/2006			SWYSX	SCHWAB YIELD PLUS SELECTSHARES type: ORD DIV - CASH		$415.71
07/31/2006			SWYSX	SCHWAB YIELD PLUS SELECTSHARES type: ORD DIV - CASH		$393.13
06/30/2006			SWYSX	SCHWAB YIELD PLUS SELECTSHARES type: ORD DIV - CASH		$423.56
05/31/2006			SWYSX	SCHWAB YIELD PLUS SELECTSHARES type: ORD DIV - CASH		$390.14
04/28/2006			SWYSX	SCHWAB YIELD PLUS SELECTSHARES type: ORD DIV - CASH		$350.79
03/31/2006			SWYSX	SCHWAB YIELD PLUS SELECTSHARES type: ORD DIV - CASH		$223.62
03/31/2006			SWYSX	SCHWAB YIELD PLUS SELECTSHARES type: ORD DIV - CASH		$171.33
02/28/2006			SWYSX	SCHWAB YIELD PLUS SELECTSHARES type: ORD DIV - CASH		$193.99
02/10/2006	Buy	9,452.1330	SWYSX	SCHWAB YIELD PLUS SELECTSHARES	$9.6600	-$91,307.60

Robert Mills (State Bar No. 062154)
THE MILLS LAW FIRM
145 Marina Boulevard
San Rafael, CA 94901
Telephone: (415) 455-1326
Facsimile: (415) 455-1327
rwm@millslawfirm.com

Jeffrey A. Berens (*pro hac vice* to be submitted)
DYER & BERENS LLP
682 Grant Street
Denver, CO 80203-3507
Telephone: (303) 861-1764
Facsimile: (303) 395-0393
jeff@dyerberens.com

Counsel for Plaintiff Gerry Hageman

E-filing

UNITED STATES DISTRICT COURT CW

NORTHERN DISTRICT OF CALIFORNIA

GERRY HAGEMAN, on Behalf of Himself and all Others Similarly Situated, Plaintiff, v. THE CHARLES SCHWAB CORPORATION, CHARLES SCHWAB & CO. INC., CHARLES SCHWAB INVESTMENT MANAGEMENT, INC., CHARLES R. SCHWAB, EVELYN DILSAVER, RANDALL W. MERK and GEORGE PEREIRA, Defendants.	CASE NO. CV 08 1733 COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS CLASS ACTION **JURY TRIAL DEMANDED**

NATURE OF THE ACTION

1. Plaintiff, Gerry Hageman ("Plaintiff"), brings this class action on behalf of persons who purchased Schwab YieldPlus Fund Select Shares ("Select Fund") (Ticker Symbol: SWYSX) during the period from March 17, 2005 through March 17, 2008 ("Class Period"), against the Select Fund's underwriter, investment adviser, officers and directors and the other Defendants for violations of the disclosure requirements of the federal securities laws. Plaintiff alleges the following upon knowledge with respect to his own acts, upon facts obtained through an investigation conducted by his counsel and upon information and belief.

2. The Select Fund's Registration Statements and Prospectuses contained untrue statements of material facts, omitted facts necessary to make the statements made not misleading, and/or omitted material facts required to be stated therein, relating, *inter alia*, to (i) the lack of true diversification of the Select Fund's assets and concentration in the subprime market of mortgage-backed and related securities, (ii) the fact that the Select Fund's risk profile was not only "marginally higher" than cash, (iii) the high vulnerability of the Select Fund's assets to suddenly becoming illiquid, (iv) the fact that the net asset values ("NAVs") of the Select Fund, were highly speculative and inflated, and (v) that the Select Fund relied on the very same broker-dealers, who sold the Select Fund shares, to package and sell them these highly complex and speculative mortgage-backed securities, and at the same time relied upon the credit ratings of rating agencies paid by their broker-dealers, through commissions on the sale of assets to the Select Fund, to represent to the investing public that these investments met the stated investment criteria of the Select Fund.

JURISDICTION AND VENUE

3. The claims asserted herein arise under and pursuant to §§ 11, 12(a)(2) and 15 of the Securities Act of 1933 ("1933 Act") (15 U.S.C. §§ 77k, 77i and 77o).

4. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C §§ 1331 and 22 of the 1933 Act.

5. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), because the Defendants maintain an office in this District, are headquartered in this District and many of the acts and practices complained of herein occurred in substantial part in this District.

6. In connection with the acts alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

7. Plaintiff Gerry Hageman acquired shares of Select Fund (Ticker: SWYSX) pursuant to a registration and prospectus at issue in this Complaint, as set forth in the accompanying Certification, and has been damaged thereby.

8. Non-Defendant Schwab Investments ("Trust" or "Registrant") has its headquarters at 101 Montgomery Street, San Francisco, CA 94104. Schwab Investments was organized under Massachusetts law on October 26, 1990.

9. Non-Defendant the Schwab YieldPlus Fund Select Shares is a series of Schwab Investments. The Select Fund is a member of the Charles Schwab Family of Funds and is a Massachusetts business trust registered under the Investment Company Act of 1940, as

amended (the "1940 Act"). The Select Fund is advised by the Investment Adviser and employs Schwab as principal underwriter, transfer agent and shareholder services agent. As a result, the Select Fund is deemed to be under common control with Registrant.

10. Defendant The Charles Schwab Corporation ("Schwab Corp.") is headquartered at 101 Montgomery Street, San Francisco, CA 94104. Schwab Corp. is the parent company of Schwab and Schwab Investments. Schwab Corp. is a control person of its wholly owned subsidiaries, Defendants Schwab and Charles Schwab Investment, Inc.

11. Defendant Charles Schwab & Co. Inc. ("Schwab" or "Underwriter") is headquartered at 101 Montgomery Street, San Francisco, CA 94104. Schwab is the parent company of Schwab Investments. Pursuant to a Distribution Agreement, Schwab was, during the Class Period, the principal underwriter for shares of the Select Fund and is the Trust's agent for the purpose of the continuous offering of a fund's shares.

12. Defendant Charles Schwab Investment Management, Inc. ("Investment Advisor", "Schwab Management" or "CSIM") has its headquarters at 101 Montgomery Street, San Francisco, CA 94104. Schwab Management is the investment advisor to the Select Fund. As the investment advisor, Schwab Management oversees the management and administration of the Select Fund. As compensation for these services, Schwab Management receives a management fee from the Select Fund.

13. The Investment Adviser and Schwab are both wholly owned subsidiaries of Schwab Corp. Charles R. Schwab is the founder, Chairman, Chief Executive Officer ("CEO") and Director of Schwab Corp. As a result of his ownership of and interests in Schwab Corp., Mr. Schwab is deemed to be a controlling person of the Investment Adviser and Schwab.

14. Defendant Charles R. Schwab ("Charles Schwab") is Chairman and Trustee of Schwab Investments and the Select Fund. Charles Schwab signed or authorized the signing of the false and misleading Registration Statements.

15. Defendant Evelyn Dilsaver ("Dilsaver") was President and CEO of the Select Fund and signed each Registration Statement through November 15, 2006.

16. Defendant Randall W. Merk ("Merk") was a Trustee and then President and CEO of the Select Fund after Defendant Dilsaver left Schwab. Defendant Merk signed each Registration Statement beginning with the November 15, 2005 Registration Statement.

17. Defendant George Pereira ("Pereira") has been Chief Financial Officer and Treasurer of the Select Fund and signed each Registration Statement beginning with the November 15, 2005 Registration Statement.

18. Defendants Charles Schwab, Dilsaver, Merk, and Pereira are collectively referred to herein as the "Individual Defendants."

THE FALSE AND MISLEADING REGISTRATION STATEMENT AND PROSPECTUS

19. This is a class action on behalf of all persons or entities who acquired Schwab YieldPlus Fund Select Shares during the period March 17, 2005 through March 17, 2008, pursuant to the Select Fund's untrue or misleading Registration Statements and Prospectuses (collectively, the "Registration Statement") issued in connection with the continued offerings of the Select Fund shares, seeking to pursue remedies under the 1933 Act.

20. Ultra-short bond funds were marketed to investors as a higher-yielding alternative to money-market funds, which offer a combination of safety and liquidity, or the

ability to quickly access cash. Ultra-short bond funds buy short-term debt, including subprime, and have fewer investment restrictions than money funds.

21. The Select Fund is a mutual fund advertised by Defendants as an ultra-short bond fund which is a safe alternative to money market funds that preserves principal while being "designed with your income needs in mind."

22. On November 15, 2004, Defendants began offering shares of the Select Fund pursuant to the Registration Statement and Prospectus dated that same day, along with associated sales materials and advertisements, including web pages which also constitute a prospectus under the securities laws. Defendants continuously filed nearly identical registration statements and prospectuses throughout the Class Period, and continued to offer and sell the Select Fund's newly issued securities through notices, circulars, advertisements, letters or written communications, or by radio or television, including over the Internet. These documents included representations that:

a. The Select Fund provided "higher yields on your cash with only marginally higher risk, [and therefore] could be a smart alternative."

b. The Select Fund was an "ultra short-term bond fund, designed to offer high current income with minimal changes in share price."

c. The Select Fund "invests primarily in investment-grade bonds."

d. The Select Fund offers "the potential for higher yields than a money market fund."

e. The Select Fund seeks "to keep the average duration of its portfolio at one year or less."

f. The Select Fund was "designed with your income needs in mind."

g. The Select Fund objective was "to seek high current income with minimal changes in share price."

h. The Select Fund "invests in a large, ***well-diversified*** portfolio of taxable bonds...."

i. "To minimize changes in share price or NAV, the fund seeks to maintain an average portfolio duration of one-year or less."

j. "The [Select Fund was being] actively managed by a seasoned team of taxable bond portfolio managers who are supported by a team of credit and market analysts. The team uses a disciplined approach...."

23. Due to Defendants' positive, but misleading or untrue statements, billions of dollars poured into Defendants' ultra-short bond funds, including the Select Fund, at prices set by Defendants, averaging a net asset value (NAV) of approximately $9.70 per share throughout the Class Period.

24. Then in July of 2007, Defendants suddenly began lowering the value of the share price for the Select Fund until today, at which time the NAV of the shares have plummeted to as low as $7.95 per share on March 17, 2008, or a loss of over 18% since June and almost 11% for the year. By comparison, the average loss for this category has been 1.12%.

25. In conjunction with this revaluation, Defendants have blamed the mortgage crisis. Most recently, on March 10, 2008, Defendants issued a letter stating: "Even though YieldPlus is a <u>highly diversified fund</u>, it reflects the declines we have seen in non-Treasury

securities, including mortgage-backed and asset-backed securities, where reduced demand has been the primary driver of decreasing valuations."

26. The true material facts, or material facts omitted necessary to make the statements made not misleading and/or omitted material facts required to be stated therein, were:

a. the Select Fund was and is not well-diversified and was concentrated in a single risky industry or market segment – in reality, over 50% of the Select Fund assets are now invested in the mortgage industry, and that percentage grew as Defendants abandoned the objectives of the Select Fund in pursuit of higher yields;

b. a material portion of all the bonds were issued by the Select Fund's top 10 broker-dealers, who sold the Select Fund's shares;

c. there exists no primary market for most of the bonds, and in fact, the only market was, for many, the issuers themselves;

d. the duration of a vast majority of bonds is greater than 2 years, with a majority of the bonds not having publicly available durations;

e. the Select Fund's credit and market analysts did not have any real expertise in valuing the mortgage-backed securities they purchased, or assessing the risk;

f. the Select Fund relied blindly on the ratings by agencies who were paid by the Select Fund's broker-dealers;

g. the mortgage-backed securities in which they were investing were highly vulnerable to becoming illiquid; and

h. the net asset values ("NAVs") of the Select Fund were highly speculative and inflated.

CLASS ACTION ALLEGATIONS

27. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the Select Fund traceable to Schwab Corp.'s false and misleading Registration Statement for its IPO and who were damaged thereby (the "Class"). Excluded from the Class are Defendants, the Officers and Directors of the Schwab entities named herein, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

28. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Registrant or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

29. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

30. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

31. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. whether the 1933 Act was violated by Defendants' acts as alleged;

b. whether statements made by Defendants to the investing public in the Registration Statement misrepresented material facts about the business, operations and management of the Select Fund; and

c. to what extent the members of the Class have sustained damages and the proper measure of damages.

32. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to redress individually the wrongs done to them. There will be no difficulty in the management of this action as a class action.

COUNT I

VIOLATIONS OF SECTION 11 OF THE 1933 ACT AGAINST ALL DEFENDANTS

33. Plaintiff repeats and incorporates each allegation contained above.

34. This Count I is brought pursuant to § 11 of the 1933 Act, 15 U.S.C. § 77k, on behalf of the Class, against all Defendants.

35. The Registration Statement for the Select Fund contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and/or omitted to state material facts required to be stated herein.

36. The Defendants named herein were responsible for the content and dissemination of the Registration Statement.

37. None of the Defendants named herein made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Registration Statement were true and without omissions of any material facts and were not misleading.

38. By reasons of the conduct herein alleged, each Defendant violated, and/or controlled a person who violated, § 11 of the 1933 Act.

39. Plaintiff acquired the Select Fund shares pursuant to the Registration Statement for the IPO.

40. Plaintiff and the Class have sustained damages. The value of the Select Fund shares has declined substantially subsequent to and due to Defendants' violations.

41. At the time of their purchases of the Select Fund shares, Plaintiff and other members of the Class were without knowledge of the facts concerning the untrue statements or omissions herein and could not have reasonably discovered those facts prior to July 2007. Less than one year has elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts upon which this Complaint is based to the time that Plaintiff filed this

Complaint. Less than three years have elapsed between the time that the securities upon which this Count is brought were offered to the public and the time Plaintiff filed this Complaint.

COUNT II

VIOLATIONS OF SECTION 12(a)(2) OF THE 1933 ACT AGAINST ALL THE DEFENDANTS

42. This Count II is asserted against Schwab as underwriter of the Select Fund's shares and the Individual Defendants as participants in the distribution of the Select Fund's shares through subsidiaries and trust departments of subsidiaries owned or controlled by Schwab Corp. and Charles Schwab (hereinafter the "§ 12 Defendants").

43. Plaintiff repeats and incorporates each and every allegation contained above as if fully set forth herein, except to the extent any allegations above contain facts which are unnecessary or irrelevant for purposes of stating a claim under Section 12, including allegations that might be interpreted to sound in fraud or relating to any state of mind on the part of the § 12 Defendants, other than strict liability or negligence.

44. The § 12 Defendants offered and sold a security, namely shares of the Select Fund's common stock, by means of a prospectus or were controlling persons of the Select Fund or of those who offered and sold the Select Fund's shares. This prospectus contained untrue statements of material facts and omitted to state material facts necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, which statements and omissions the § 12 Defendants knew, or in the exercise of reasonable care the § 12 Defendants would have known, were false or were material facts which were required to be disclosed to avoid the representations which were made from being misleading.

45. The § 12 Defendants actively solicited the sale of the Select Fund's shares to serve their own financial interests.

46. Plaintiff did not know that the representations made to him in connection with the distribution to him by the § 12 Defendants regarding the matters described above were untrue and did not know the above described material facts that were not disclosed.

47. As a result of the matters set forth herein, pursuant to § 12(a)(2) of the Securities Act, Plaintiff and Class members are entitled to recover the consideration paid for such security with interest thereon, less the amount of any income received thereon, upon the tender of such security, or for damages if they no longer own such shares.

48. Plaintiff and putative Class members who do not opt out, hereby tender their shares in the Select Fund.

49. The § 12 Defendants are liable to Plaintiff and Class members pursuant to § 12(a)(2) of the Securities Act, as sellers of the Select Fund's shares.

COUNT III

VIOLATIONS OF SECTION 15 OF THE 1933 ACT AGAINST THE INDIVIDUAL DEFENDANTS

50. Plaintiff repeats and incorporates each allegation contained above.

51. This Count III is brought pursuant to § 15 of the 1933 Act against Defendants Schwab Corp., Schwab, Schwab Investments and the Individual Defendants.

52. Each of the Individual Defendants was a control person of the Select Fund or the Defendant Schwab entities by virtue of his or her position as a trustee and/or senior officer of the Select Fund or the Defendant Schwab entities. The Individual Defendants each had a series

of direct and/or indirect business and/or personal relationships with other trustees and/or officers and/or major shareholders of the Defendant Schwab entities and the Select Fund.

53. Each of the Individual Defendants was a culpable participant in the violations of §§ 11 and 12 of the 1933 Act alleged in the Counts above, based on their having signed or authorized the signing of the Registration Statement and having otherwise participated in the process which allowed the IPO to be successfully completed, or having participated in the offer or sale of the shares of the Select Fund.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff, on behalf of himself and all others similarly situated, prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as Class representative under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

D. Awarding recessionary damages; and

E. Such equitable, injunctive or other relief as deemed appropriate by the Court.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

DATED: March 31, 2008

Respectfully submitted,

THE MILLS LAW FIRM

Robert Mills (State Bar No. 209908)
145 Marina Boulevard
San Rafael, CA 94901
Telephone: (415) 455-1326
Facsimile: (415) 455-1327
rwm@millslawfirm.com

Jeffrey A. Berens (*pro have vice* to be submitted)
DYER & BERENS LLP
682 Grant Street
Denver, CO 80203-3507
Telephone: (303) 861-1764
Facsimile: (303) 395-0393
jeff@dyerberens.com

Counsel for Plaintiff Gerry Hageman

CERTIFICATION OF NAMED PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

Gerry Hageman ("Plaintiff") declares, as to the claims asserted, or to be asserted, under the federal securities laws against Charles Schwab Corporation and any additional individuals or entities against whom claims shall be asserted in connection with my purchase and/or acquisition of securities of Schwab YieldPlus Funds Investor Shares (Nasdaq: SWYSX) that:

1. Plaintiff has reviewed the complaint and authorized its filing.

2. Plaintiff did not purchase and/or acquire the security that is the subject of this action at the direction of Plaintiff's counsel or in order to participate in any private action under the federal securities laws.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary. I understand that this is not a claim form, and that my ability to share in any recovery as a member of the class is not dependent upon execution of this Plaintiff Certification.

4. Plaintiff's transactions in the funds that are the subject of this action during the Class Period are as follows:

Purchases:

Name of Fund	Date(s) Purchased	# Shares Purchased	Costs
SWYSX	12/22/06	92,879.257	$900,000
	9/27/07	74,152.542	$700,000

Sales:

Name of Fund	Date(s) Sold	# Shares Sold	Proceeds
SWYSX	1/24/07	10,320.00	$100,000
	07/19/07	10,000	$96,500
	07/27/07	15,000	$144,450
	07/31/07	57,959.2	$553,720
	11/08/07	74,588.11	$699,913

5. Plaintiff has not sought to serve or served as a class representative in an action filed under the federal securities laws within the past three years.

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 27th day of March, 2008 in Las Vegas, Nevada.

(Signature) X

Gerry Hageman

END